UNITED STATES
SECURITIES AND EXHANGE COMMISSION
WASHINGTON, D.C.   20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vermillion, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

92407M206
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 359,516
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 359,516
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,516
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%*
12.	TYPE OF REPORTING PERSON PN

* Based on 10,246,574 shares outstanding as of January 7, 2010.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 113,453
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 113,453
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,453
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%*
12.	TYPE OF REPORTING PERSON PN

* Based on 10,246,574 shares outstanding as of January 7, 2010.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 129,850
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 129,850
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%*
12.	TYPE OF REPORTING PERSON CO

* Based on 10,246,574 shares outstanding as of January 7, 2010.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Black Horse Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 602,819
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 602,819
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,819
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%*
12.	TYPE OF REPORTING PERSON OO

* Based on 10,246,574 shares outstanding as of January 7, 2010.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Dale Chappell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 602,819
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 602,819
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,819
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%*
12.	TYPE OF REPORTING PERSON IN, HC

* Based on 10,246,574 shares outstanding as of January 7, 2010.

This Amendment No. 1 is filed with respect to the shares of the common stock, having $0.001 par value (the “Common Stock”), of Vermillion, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of February 11, 2010 and amends and supplements the Schedule 13G filed on September 25, 2009 (collectively, the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Black Horse Capital LP, a Delaware limited partnership (“Domestic Fund”),

•	Black Horse Capital (QP) LP, a Delaware limited partnership (“QP Fund”),

•	Black Horse Capital Master Fund Ltd., a Cayman Islands exempt company (“Offshore Fund”),

•	Black Horse Capital Management LLC , a Delaware limited liability company (“BH Management”), and

•	Dale Chappell, a United States citizen (“Mr. Chappell”).

Item        4           Ownership

4(a)      Amount beneficially owned:

Domestic Fund individually beneficially owns 359,516 shares of Common Stock, consisting of: (i) 210,416 shares of Common Stock and (ii) bonds convertible into 149,100 shares of Common Stock.

QP Fund individually beneficially owns 113,453 shares of Common Stock, consisting of: (i) 66,403 shares of Common Stock and (ii) bonds convertible into 47,050 shares of Common Stock.

Offshore Fund individually beneficially owns 129,850 shares of Common Stock, consisting of: (i) 76,000 shares of Common Stock and (ii) bonds convertible into 53,850 shares of Common Stock.

BH Management beneficially owns the shares of Common Stock owned by Domestic Fund, QP Fund and Offshore Fund.

Mr. Chappell is deemed to beneficially own the 602,819 shares of Common Stock beneficially owned by BH Management.

Collectively, the Reporting Persons beneficially own 602,819 shares of Common Stock.

4(b)           Percent of Class:

Domestic Fund individually beneficially owns 359,516 shares of Common Stock representing 3.5% of the outstanding Common Stock.

QP Fund individually beneficially owns 113,453 shares of Common Stock representing 1.1% of the outstanding Common Stock.

Offshore Fund individually beneficially owns 129,850 shares of Common Stock representing 1.3% of the outstanding Common Stock.

BH Management beneficially owns 602,819 shares of Common Stock owned by Domestic Fund, QP Fund and Offshore Fund representing 5.7% of the outstanding Common Stock.

Mr. Chappell beneficially owns the 602,819 shares of Common Stock beneficially owned by BH Management representing 5.7% of the outstanding Common Stock.

The Reporting Persons collectively beneficially own 602,819 shares of Common Stock representing 5.7% of the outstanding Common Stock.

4(c)           Number of shares as to which such person has:

                                 (i)           sole power to vote or to direct the vote:

Not applicable.

                                 (ii)          shared power to vote or to direct the vote:

Domestic Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of 359,516 shares of Common Stock owned by Domestic Fund.

QP Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of 113,453 shares of Common Stock owned by QP Fund.

Offshore Fund, BH Management and Mr. Chappell have the shared power to vote or direct the vote of 129,850 shares of Common Stock owned by Offshore Fund.

                                 (iii)         sole power to dispose or to direct the disposition of:

Not applicable.

                                (iv)          shared power to dispose or to direct the disposition of:

Domestic Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 359,516 shares of Common Stock owned by Domestic Fund.

QP Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 113,453 shares of Common Stock owned by QP Fund.

Offshore Fund, BH Management and Mr. Chappell have the shared power to dispose or to direct the disposition of the 129,850 shares of Common Stock owned by Offshore Fund.

Item 10                      Certifications:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 16, 2010                                                   BLACK HORSE CAPITAL LP
By:  Black Horse Capital Management LLC
As General Partner

By:  /s/ Dale Chappell
                       Dale Chappell, Managing Member

BLACK HORSE CAPITAL (QP) LP
By:  Black Horse Capital Management LLC
As General Partner

By:  /s/ Dale Chappell
                      Dale Chappell, Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By:  /s/ Dale Chappell
             Dale Chappell, Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:  /s/ Dale Chappell
             Dale Chappell, Managing Member

/s/ Dale Chappell
     Dale Chappell